[Letterhead of GSV Capital Corp.]

May 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp. — File. No. 814-00852 Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of GSV Capital Corp. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.	copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.	a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (650) 206-2965.

Very truly yours,

GSV CAPITAL CORP.

/s/ Stephen D. Bard
Stephen D. Bard
Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Stephen D. Bard, Secretary of GSV Capital Corp., a Maryland corporation (the “Company”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period April 13, 2012 to April 13, 2013.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 3rd day of May, 2012.

/s/ Stephen D. Bard
Stephen D. Bard
Secretary

Exhibit A

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the Company, as such term is defined under the 1940 Act (the “Non-Interested Directors”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule 17g-1 which are described in the accompanying memorandum attached hereto; and

WHEREAS, the staff of the Securities and Exchange Commission has provided guidance that the bonds required to be maintained by business development companies under Rule 17g-1 of the 1940 Act are generally not permitted to have a deductible provision unless, among other things, the business development company deposits and at all times maintains, in escrow, cash or short-term, liquid cash-equivalent securities having a minimum value equal to the deductible; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by St. Paul Fire & Marine Insurance Company having an aggregate coverage of $600,000 (the “Fidelity Bond”) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including the Non-Interested Directors; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the officers of the Company are instructed to (i) cause the Company’s external investment adviser to deposit and at all times maintain, in escrow, cash or short-term, liquid cash-equivalent securities having a minimum value of $25,000; (ii) notify the Non-Interested Directors and auditors of the Company any time there is a defalcation or loss that would have been covered by the Fidelity Bond but for the $25,000 deductible clause, and (iii) cause the Company to maintain, in accordance with the general record-keeping requirements of Rule 31a-2(a) of the 1940 Act, a copy of any notification sent to the Non-Interested Directors of a loss or defalcation that would have been covered by the Fidelity Bond but for the deductible clause; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Company.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;
•	helps Travelers to try to resolve losses or claims more quickly; and
•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06	-1-

a 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved.

RE: Risk Management PLUS+ Online • from Travelers Bond & Financial Products (www.rmplusonline.com)

Thank you for choosing Travelers Bond & Financial Products for your insurance needs. Travelers is a market leader in providing management liability coverage that is in-synch with your business. As your risks evolve, so do we through our ability to provide you with responsive risk management services.

Travelers Bond & Financial Products is pleased to provide you with Risk Management PLUS+ Online, the industry's most comprehensive program for mitigating your management liability exposures. The site includes risk management tools for the following coverage related exposures:

•	Employment Practices Liability
•	Fiduciary Liability
•	Directors & Officers Liability
•	Crime
•	Kidnap and Ransom
•	Identity Fraud Expense Reimbursement

Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Financial Products customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation topics for the management liability areas mentioned above.

Highlights of Risk Management PLUS+ Online services include:

•	Web-based risk management training
•	Weekly articles on current issues
•	Model policies and forms for downloading or printing that cover major risks associated with the workplace

The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-by- step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It's that simple.

We strongly encourage you to take full advantage of this program. Once again, thank you for choosing Travelers Bond & Financial Products.

RM-IA Ed. 6-08	Page 1 of 2

Instructions for Registration & Orientation to Risk Management PLUS+ Online •

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.

2.	In the Sign-In box, click Register.

3.	Enter the password/passcode: TRVP300300 (Please note there are 4 letters followed by 6 numbers in the code)

4.	Fill in the Registration Information and click Submit.

5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3.	You can also schedule a live walk-through of the site by sending a request for a walk- through via the contact link on the front page.

RM-IA Ed. 6-08	Page 2 of 2

FINANCIAL INSTITUTION BOND Standard Form No. 14, Revised to October, 1987
St. Paul Fire & Marine Insurance Company	Bond No. ZBN-13N07440-12-N2
(Herein called Underwriter)

DECLARATIONS
Item 1. Name of Insured (herein called Insured):	Principal Address:

GSV Capital Corp.	2965 Woodside Road
Woodside, CA 94062

Item 2.	Bond Period: from 12:01 a.m. on 04/13/2012	to 12:01 a.m. on 04/13/2013
	(MONTH,DAY,YEAR)	(MONTH,DAY,YEAR)
standard time.

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be
$600,000

Item 4.	Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $600,000

and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

	Single Loss Limit of		Single
Amount applicable to:	Liability		Loss Deductible
Insuring Agreement (D) - FORGERY OR ALTERATION		$600,000		$25,000
Insuring Agreement (E) - SECURITIES		$600,000		$25,000
Coverage on Partners	$	N/A	$	N/A
Optional Insuring Agreements and Coverages:
(G) - CLAIMS EXPENSE		$25,000		$5,000
(H) - COMPUTER SYSTEMS FRAUD		$600,000		$25,000
(I) - VOICE INITIATED TRANSFERS		$600,000		$25,000
	$		$
	$		$
	$		$
	$		$
	$		$
	$		$
	$		$

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 1 of 13

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

SR5862 Rev. 08-68, SR5935I Rev. 12-93, SR6275 Rev. 9-2005,

MEL0757 Ed. 11-06, MEL0770 Ed. 1-03, MEL2233 Ed. 1/05, MEL2258 Ed. 1-05,

MEL2334 Ed. 2-05, MEL2622 Ed. 3/05, MEL3036 Ed. 6/05, MEL3190 Ed. 7-05,

MEL3390 Ed. 8-05, MEL3393 Ed. 8-05, MEL3457 Ed. 9/05, MEL3626 Ed. 10/05,

MEL3650 Ed. 11/05, MEL4818 Ed. 12/06, MEL4899 Ed. 1-07,

MEL4903 Ed. 1-07, MEL5188 Ed. 6/07, MEL5567 Ed. 12-07, MEL6366 Ed. 11-08,

MEL6527 Ed. 2-09, MEL6529 Ed. 2-09, MEL6601 Ed. 2-09, MEL1531 Ed. 5-04

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 490PB2887 such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of provided that

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 3 of 13

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from

(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL - NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED - ELECTION TO DEFEND

F.	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 5 of 13

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	Employee means

(1)	a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g)	Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner's(') investment in the Insured.

(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i)	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)	Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 7 of 13

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(q)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

TSB 5062b Ed. 10-87
Page 8 of 13	Copyright, The Surety Association of America, 1987

(g)	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 9 of 13

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, nsurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non- public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

TSB 5062b Ed. 10-87
Page 10 of 13	Copyright, The Surety Association of America, 1987

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 11 of 13

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT – SUBROGATION – RECOVERY – COOPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter's examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

TSB 5062b Ed. 10-87
Page 12 of 13	Copyright, The Surety Association of America, 1987

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987	Page 13 of 13

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. ZBN-13N07440-12-N2	in favor of
GSV Capital Corp.

It is agreed that:

1.	In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period from April 13, 2012

to April 13, 2013

is Three Thousand Three Hundred Twenty Two Dollars ($3,332).

2.	This rider is effective as of noon on April 13, 2012.

By
Attorney-in-Fact

CALIFORNIA PREMIUM RIDER
FOR USE WITH ALL FORMS OF STANDARD
BONDS, TO COMPLY WITH RULINGS OF
THE INSURANCE COMMISSIONER AND THE
ATTORNEY-GENERAL.

INSURED

SR5862 Rev. 08-68
Copyright, The Surety Association of America, 1968

EXTORTION - THREATS TO PERSONS RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. ZBN-13N07440-12-N2	in favor of
GSV Capital Corp.

It is agreed that:

1.	The attached bond is amended by deleting the last line of Exclusion (m) of Section 2. and by substituting in lieu thereof the following:

"except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion-Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion-Threats to Property Insuring Agreement when added by rider to the attached bond."

2.	The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION - THREATS TO PERSONS

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

(1) a director, trustee, Employee or partner of the Insured or to the proprietor (if the Insured be a sole proprietorship), or

(2) a relative or invitee of any person enumerated in (1) above who was, or allegedly was kidnapped, anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist's demand to an associate, and (b) a reasonable effort has been made to report the extortionist's demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE

3.	The Single Loss Limit of Liability and Single Loss Deductible for the Extortion-Threats to Persons Insuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.

4.	This rider shall become effective as of 12:01 a.m. on 04/13/2012

Accepted:

By
Attorney-in-Fact
EXTORTION - THREATS TO PERSONS RIDER FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO ADD EXTORTION - THREATS TO PERSONS COVERAGE IN FULL OR PARTIAL AMOUNT.

INSURED

SR 59351 Rev. 12-93
Copyright, The Surety Association of America, 1993

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,

No. ZBN-13N07440-12-N2	in favor of
GSV Capital Corp.

It is agreed that:

1.	The following is added to Section 2. Exclusions:

Loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

2	This Rider is effective as of 12:01 a.m. on 04/13/2012.

KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NOS. 14, 15, 24 AND 25.

REVISED SEPTEMBER, 2005.

SR 6275
Copyright, The Surety Association Of America, 2005

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NO.	RIDER EXECUTED	12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY

13N07440	04/18/12	04/13/12
* ISSUED TO
GSV CAPITAL CORP.

AMEND DEFINITIONS SECTION 1. (e) EMPLOYEE

For use with Bond Form 14

MEL2622 Ed. 3/05

It is agreed that the above bond is hereby amended as follows:

1.	By deleting DEFINITION Section 1. (e) of the 'CONDITIONS AND LIMITATIONS' and substituting in lieu there of the following:

Employee means:

(1)	an officer of the Insured

(2)	a natural person while in the regular service of the Insured at any of the Insured's premises and compensated directly by the Insured through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of the other countries, and whom the Insured has the right control and direct both as to the result to be accomplished in the performance of such service,

(3	a guest student pursuing studies or performing duties in any of the Insured's premises,

(4)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,

(5)	a natural person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's premises,

(6)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this Bond,

(7)	a director or trustee of the Insured, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the Insured or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Insured, or

(8)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records related to such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the Insured's computer software or programs, or

b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured

(1)	partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

ª 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of 2

a.	which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or the investment advisor or underwriter (distributor) of such Investment Company, or

b.	which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This bond does not afford coverage in favor of the employers of persons as set forth in e.(4), (5) and (8) above, and upon payment to the Insured by the Company resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Company, and the Insured shall execute all papers necessary to secure to the Company the rights provided herein.

Each employer of persons as set forth in e. (4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

 INSURED

Page 2 of 2	ª 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND RACKETEERING EXCLUSION FROM ALLEGED TO ADJUDICATED

MEL2334 Ed. 2-05 - For use with Form 14

It is agreed that:

1.	The attached bond is amended by deleting subsection (j) of Section 2 and by substituting in lieu thereof the following:

(j)      damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
Attached to and Forming Part of Bond Or Policy No.	Date Endorsement or Rider Executed	* Effective Date of Endorsement or Rider
ZBN-ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. Standard Time as Specified in the Bond or Policy
*ISSUED TO GSV CAPITAL CORP.

NAMED INSURED ENDORSEMENTS

(For use with FIIC100, Ed. 2-06, or 50885 – Ed. 9/90

For use with SAA Form 25)

MEL0757 – Ed. 11/06

In consideration of the premium charged it is agreed that the Insured as stated in Item 1. of the Declarations shall read as follows:

1.	GSV Capital Corp. and any Subsidiaries thereof now existing or hereinafter created or acquired, subject however to the terms and conditions of General Agreement B (as amended by Endorsement No. ZBN-13N07440-12-N2). As used herein, the term Subsidiary shall mean any corporation of which more than fifty percent (50%) of the outstanding voting stock is owned directly or indirectly by GSV Capital Corp.

2.	any employee welfare or pension benefit plan of the Insured now existing or hereinafter created which may be required to be bonded under the Employee Retirement Income Security Act of 1974. Insured shall also include any employee welfare or pension benefit plan purchased or acquired in connection with the consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, in accordance with the provisions of General Agreement B of this Bond (as amended by Endorsement No. ZBN-13N07440-12-N2).

3.	any joint venture, general partnership or limited partnership (hereinafter referred to as Other Entity) in which an Insured has more than a 50% ownership interest as of the effective date of this Bond, or in which an Insured acquires more than a 50% ownership interest after the effective date of this Bond, subject to the following:

a.	this Bond shall afford no coverage for any loss caused by any dishonest or fraudulent act or acts of any joint venturer, partner or limited partner;
b.	the liability of the Underwriter under the Bond to which this endorsement is attached shall be limited to only that proportion of any loss represented by an Insured’s ownership interest in the Other Entity, unless the Insured shall be legally obligated to indemnify such Other Entity for the full amount of such loss; provided, however, such obligation to indemnify shall not have been either created or increased by any contractual agreement entered into by an Insured;
c.	no such Other Entity or joint venturer, partner or limited partner shall have any right of action under this Bond; and

d.	all acts causing or contributing, directly or indirectly, to any loss sustained by any Other Entity must have occurred subsequent to the date an Insured acquired more than a 50% ownership interest in such Other Entity and must be discovered while this Bond is in effect.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-13N07440-12-N2	04/18/12	04/13/12
* ISSUED TO GSV CAPITAL CORP.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.

It is agreed that:

1.	The attached bond is amended by deleting the first paragraph of Section 12 - Termination Or Cancelation and replacing it with the following:

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

2.	This rider shall become effective when the bond becomes effective.

By
Attorney-in-Fact

INSURED

MEL0770 Ed. 1-03

ª The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

COUNTERFEIT CURRENCY COVERAGE FOR ANY COUNTRY - AMEND INSURING

AGREEMENT F

(For use with Form 14 and Form 24)

MEL2233 Ed. 1/05

It is agreed that:

1.	Insuring Agreement F, COUNTERFEIT CURRENCY, is replaced with the following:

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money issued or purporting to have been issued by any country.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS

MEL2258 Ed. 1-05

For use with Form 14

It is agreed that:

1.	The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT I - VOICE-INITIATED FUNDS TRANSFER INSTRUCTIONS

(A)	Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions directed to the Insured authorizing the transfer of funds in a Customer's account to other financial institutions for the credit to persons designated by the Customer and which instructions were made over the telephone to those employees of the Insured specifically authorized to receive said instructions at the Insured's offices and fraudulently purport to have been made by a person authorized and appointed by a Customer to request by telephone the transfer of such funds but which instructions were not made by said Customer or by any officer, director, partner or employee of said Customer or were fraudulently made by an officer, director, partner or employee of said Customer whose duty, responsibility or authority did not permit him to make, initiate, authorize, validate or authenticate Customer voice initiated funds transfer instructions, which fraudulent acts were committed by said person who intended to cause the Insured or the Customer to sustain a loss or to obtain financial gain for himself or any other person.

(B)	Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions purportedly communicated between the Insured's offices authorizing the transfer of funds in a Customer's account to another financial institution for the credit to persons allegedly designated by the Customer and which instructions were purportedly made over the telephone between the Insured's offices by those Employees of the Insured specifically authorized to send and receive said interoffice instructions by telephone, which fraudulent acts were committed by a person other than an Employee of the Insured who intended to cause the Insured or the Customer to sustain a loss or to obtain financial gain for himself or any other person.

2.	It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement H that all voice initiated requests received for the transfer of funds must be tested or subject to a call-back to an authorized person other than the individual initiating the transfer request.

3.	The following definitions apply with respect to coverage afforded under this rider:

a.	"Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate funds transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

b.	"Tested" means a method of authenticating the contents of a communication by affixing thereto a valid test key which has been exchanged between the Insured and a Customer or between offices of the Insured for the purpose of protecting the integrity of the communication in the ordinary course of business.

ª 2005 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

4.	This bond does not cover loss resulting directly or indirectly from instructions or advices by voice over the telephone except when covered under Insuring Agreement A (Fidelity) or H (Voice Initiated Funds Transfer Instructions).

5.	The Single Loss Limit of Liability for the coverage provided by this rider shall be Six Hundred Thousand Dollars ($600,000), it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached bond.

6.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Single Loss Deductible Amount indicated in Item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative
INSURED

Page 2 of 2	ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND DEDUCTIBLE FOR INSURING AGREEEMENT (A) - FIDELITY - REGISTERED

MANAGEMENT INVESTMENT COMPANIES

MEL3036 - Ed. 6/05 - For use with Form 14

It is agreed that:

For purposes of Insuring Agreement (A), FIDELITY, only, the Single Loss Deductible amount in Item 4. of the Declarations shall be $0 (zero) as respects any registered management investment company.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

UNAUTHORIZED SIGNATURE COVERAGE

MEL3190 Ed. 7-05 - For use with Form 14

In consideration of the premium charged it is hereby agreed that the attached bond is amended by adding an additional paragraph to Insuring Clause (D), Forgery or Alteration, the following:

Accepting or paying or cashing any checks or Withdrawal Orders made or drawn on a customer's account which bear unauthorized signatures or endorsements, shall be deemed to be a Forgery under this Insuring Clause. It shall be a condition precedent to the Insured's right of recovery, for loss under this paragraph, that the Insured shall have on file signatures of all persons authorized to sign such checks or Withdrawal Orders.

It is further agreed that for purposes of the coverage provided by this endorsement, the definition of Forgery contained in sub-section (h) of Section 1 of the attached bond does not apply.

Coverage provided by this endorsement is subject to a Single Loss Limit of Indemnity of $600,000 (dollars) and a Single Loss Deductible Amount of $25,000 (dollars). Such limit is part of and not in addition to the Single Loss Limit of Indemnity assigned to Insuring Clause (D).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND SECTION 12. - TERMINATION OR CANCELLATION - SEC NOTIFICATION

MEL3390 Ed. 8-05 - For use with TSB5062b - Form 14

In consideration of payment of the premium, it is hereby understood and agreed that:

Section 12. - TERMINATION OR CANCELATION, of the attached Bond is replaced with the following:

If the Bond is for a sole Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C, not less than (60) days prior to the effective date of such termination.

If the Bond is for a joint Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Company to all Insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one Insured, other than an Investment Company:

a.	immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or
b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or
c.	immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The Company shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND GENERAL AGREEMENT B. ADDITIONAL OFFICES OR EMPLOYEES -

CONSOLIDATION, MERGER OR PURCHASE OF ASSETS —NOTICE

MEL3393 Ed. 8-05 - For use with Form 14

In consideration of the premium charged, it is agreed that:

General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHSASE OF ASSETS-NOTICE is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE

B.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merger with, or purchase or acquire assets or liabilities of another institution, the Insured shall have automatic coverage if such assets are less than 25% of consolidated assets and there shall be no reporting requirement to the Underwriter for loss which

(a)	has occurred or will occur in offices or premises, or
(b)	has been caused or will be caused by an employee or employees of such institution

If the Insured shall consolidate or merge with, or purchase or acquire assets or liabilities of another institution with assets exceeding 25% of consolidated assets, the Insured shall not have such coverage beyond thirty days from the date of the consolidation or merger with or purchase or acquisition as is afforded by this bond unless the Insured shall

(i)	give the Underwriter written notice within thirty days of the consolidation, merger or thirty purchase or acquisition of assets or liabilities, and
(ii)	obtain written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
(iii)	upon obtaining such consent, pay to the Underwriter an additional premium

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

ADD DEFINITION FOR INVESTMENT COMPANY ENDORSEMENT

For use Form 14

MEL3457 Ed. 9/05

It is agreed that:

Section 1. DEFINITIONS of the attached bond is hereby amended by adding the following sub-section:

( t )  Investment Company means an investment company registered under the Investment Company Act of 1940.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª The St. Pauls Travelers Companies, Inc. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND SECTION 3. DISCOVERY

For use with Form 14

MEL3626 Ed. 10/05

It is agreed that:

Section 3. DISCOVERY is deleted and replaced with the following:

DISCOVERY

Section 3. This bond applies to loss discovered by the Chief Executive Officer, Chief Financial Officer or General Counsel during the Bond Period. Discovery occurs when the Chief Executive Officer, Chief Financial Officer or General Counsel first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Discovery also occurs when the Chief Executive Officer, Chief Financial Officer or General Counsel receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Indemnity Company	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

CLAIMS EXPENSE RIDER

For use with Form 14

MEL3650 Ed. 11/05

It is agreed that:

1.	The attached Bond is hereby amended by adding the following Insuring Agreement (G):

CLAIMS EXPENSE

Loss resulting by reason of fees and expenses incurred by the Insured in determining the amount and extent of loss covered under this Bond.

2.	The Single Loss Limit of Liability for the coverage provided by this rider shall be $25,000 Dollars, it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability in Item 3. of the Declarations of the attached Bond, no deductible shall apply to this rider.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2005 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
ZBN-13N07440-12-N2	04/18/12	04/13/12	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY
* ISSUED TO GSV CAPITAL CORP.

AMEND EXCLUSION (x) CARVEBACK FOR INSURING AGREEMENT (D) AND (E)

(For use with Bond Form 14)

MEL4818 Ed. 12/06

It is agreed that:

1.	Exclusion (x), of Section 2. EXCLUSIONS, of the CONDITIONS AND LIMITATIONS is replaced by the following:

(x)	Loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non- Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character, except when covered under Insuring Agreements (D) and (E);

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2006 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

   GSV CAPITAL CORP.

CENTRAL HANDLING OF SECURITIES

For use with Form 14

MEL4899 Ed. 1-07

It is agreed that:

1.	Section 10. Ownership of the CONDITIONS AND LIMITATIONS is amended by adding the following:

This bond shall also apply to loss of Certificated Securities at the premises of Depositories listed in the following Schedule, but only to the extent of the Insured's interest in such Certificated Securities as effected by the making of appropriate entries on the books and records of the Depository or the Insured.

SCHEDULE

ALL DEPOSITORIES UTILIZED BY THE INSURED DIRECTLY OR THROUGH ANY OTHER ORGANIZATION

2.	Section 7. ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION is amended by adding the following:

This bond does not afford coverage in favor of any Depository listed in the Schedule above. In the event of payment under this bond for loss of Certificated Securities at the premises of Depositories listed in the Schedule above, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against the Depository, or any other person or entity to the extent of the loss payment. If the rule of a Depository listed in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

   GSV CAPITAL CORP.

AMEND GENERAL AGREEMENT D. - REPRESENTATION OF INSURED

For use with Form 14

MEL4903 Ed. 1-07

It is agreed that:

The last sentence of GENERAL AGREEMENT D., REPRESENTATION OF INSURED is replaced with the following:

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

GSV CAPITAL CORP.

COMPUTER CRIME INSURING AGREEMENT

For use with SAA Form 14

MEL5188 Ed. 6/07

It is agreed that:

I.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT (H) COMPUTER CRIME

COVERAGE (1) Restoration Costs of Electronic Information

Reasonable expenses incurred or fees paid by the Insured, and to be a part of the Single Loss Limit of Liability of Insuring Agreement (A), for the:

(a)	cost of computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to verify and substantially restore Electronic Computer Instructions to their previous level of operational capability; and

(b)	cost of labor for the actual transcription or copying of Electronic Data from source documents furnished by the Insured in order to reproduce such Electronic Data;

that have been intentionally and fraudulently damaged or destroyed by an Employee while stored within the Insured's Computer or the Computer of its Electronic Data Processor or while recorded upon Electronic Data Processing Media within the offices or premises of the Insured, provided the Insured is the owner of the Electronic Information or is legally liable for such loss or damage and the Insured is unable to reproduce such Electronic Information from back-up copies.

If a Single Loss is covered under Insuring Agreement (A) and Coverage (H )(1), then only the Single Loss Deductible Amount under Insuring Agreement (A) shall be applicable.

COVERAGE (2) Telefacsimile and Voice Instruction Transactions

Loss resulting directly from having in good faith:

(a)	transferred funds on deposit in a Customer's account, or transferred Certificated Securities or Uncertificated Securities in reliance upon a fraudulent Telefacsimile Device instruction directed to the Insured, which purports and reasonably appears to be from:

(i)	a Customer of the Insured;
(ii)	another financial institution; or
(iii)	another office of the Insured;

but, in fact was not originated by the Customer, another financial institution or another office of the Insured and purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer, that proves to have been used by an unauthorized person;

(b)	transferred funds on deposit in a Customer's account in reliance upon a fraudulent telephonic voice instruction transmitted to the Insured which purports to be from:

(i)	an officer, director, partner or employee of a Customer of the Insured, who is authorized by the Customer to instruct the Insured to make such a transfer;

(ii)	an individual person who is a Customer of the Insured; or

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 1 of 4

(iii)	an Employee of the Insured, in another office of the Insured, who was authorized by the Insured to instruct other Employees of the Insured to transfer funds on deposit in a Customer's account, and which instruction was received by an Employee of the Insured specifically designated to receive and act upon such instructions;

but the telephonic voice instruction was not from a person described in this paragraph (b).

COVERAGE (3) COMPUTER THEFT

(a)	Property and Uncertificated Securities

Loss of Property or Uncertificated Securities resulting directly from Computer Theft by any natural person acting alone or in collusion with others.

(b)	Restoration Costs

Loss consisting of reasonable expenses incurred or fees paid by the Insured, and to be a part of the Single Loss Limit of Liability of Coverage (H )(3)(a), for the verification and restoration of Electronic Computer Instructions, which have been intentionally and fraudulently prepared or modified by any natural person other than an Employee, so as to cause:

(i)	the Insured a loss of Property or Uncertificated Securities that is paid under Coverage (H )(3)(a);
(ii)	the actual or attempted malicious destruction of the Insured's Electronic Information stored within the Insured's Computer or the Computer of its Electronic Data Processor, or while recorded upon Electronic Data Processing Media within the offices or premises of the Insured or in the custody of a person designated by the Insured to act as its messenger while the Electronic Data Processing Media is in transit anywhere. Such transit begins immediately upon receipt of Electronic Data Processing Media by the messenger and ends immediately upon delivery to the designated recipient or its agent, provided the Insured is the owner of the Electronic Data Processing Media or is legally liable for such loss or damage; or
(iii)	the actual or attempted destruction by Computer Virus of the Insured's Electronic Information residing in the Computer of the Insured or its Electronic Data Processor;

and that the Insured is unable to reproduce from back-up copies of the Electronic Computer Instructions.

Such expenses and fees shall include the cost of computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to substantially restore the Electronic Computer Instructions to their previous level of operational capability. The restoration costs coverage of this Insuring Agreement shall apply to a loss resulting from the malicious destruction, including damage by Computer Virus, of Electronic Data or Electronic Computer Instructions even if loss is not paid under Coverage (H )(3)(a). If a Single Loss is covered under Coverage (H )(3)(a) and Coverage (H )(3)(b), then only the Single Loss Deductible Amount under Coverage (H )(3)(a) shall be applicable.

As used in this Insuring Agreement:

Computer means data processing equipment, communication lines (including telephone lines, coaxial cables, satellite, microwave, radio wave, and fiber optic transmission), data elements and program logic, located:

(1)	in an office of the Insured;

(2)	at an Electronic Data Processor with whom the Insured has contracted for data processing services (including other financial institutions); or

(3)	at an automated clearing house (including a Federal Reserve Bank), or other electronic communications system (including Fedwire, Clearing House Interbank Payment System (CHIPS) and Society for Worldwide International Financial Telecommunication (SWIFT));

whether owned or leased.

Computer System means a Computer and all input, output, processing, storage and communication facilities and equipment which are connected to such a device and for which the operating system or application software used by the Insured is under the direct operational control of the Insured. Off-line media libraries are deemed to be part of said Computer System.

Page 2 of 4	ª 2007 The Travelers Indemnity Company. All rights reserved.

Computer Theft means:

(1) an intentional, unauthorized and fraudulent entry of data into a Computer which creates unauthorized Electronic Data; or

(2) an intentional, unauthorized and fraudulent change to Electronic Information that is kept in machine readable format (including unauthorized changes to Electronic Data on disks, tapes or cards);

including such entries made via the Internet.

Computer Virus means a set of unauthorized instructions, programmatic or otherwise, which propagate themselves through the Insured's Computer or networks, which instructions were maliciously or fraudulently introduced by a person and were designed to modify, alter, damage, destroy, delete, contaminate or degrade the integrity, quality, or performance of data, computer applications, networks, or operating system software.

Customer means an entity or natural person:

(1) that has a Written agreement with the Insured authorizing the Insured to rely on telephonic voice or Telefacsimile Device instructions to make transfers;

(2) that has provided the Insured with the names of persons authorized to initiate such transfers; and

(3) with whom the Insured has established an instruction verification procedure other than voice recognition;

but only as respects Coverage (2).

Electronic means relating to technology having electrical, digital, magnetic, wireless, optical, electromagnetic, or similar capabilities.

Electronic Computer Instructions means that subset of Electronic Information that contains the instructions and directions that a Computer uses to act upon or create Electronic Data.

Electronic Data means that subset of Electronic Information containing facts or information that does not provide instructions or directions to a Computer and which is stored on Electronic Data Processing Media for use by Electronic Computer Instructions.

Electronic Data Processor means a natural person, partnership or corporation authorized by the Insured to perform data processing services for the Insured (not including preparation or modification of computer software or programs). A Federal Reserve Bank or clearinghouse shall not be construed to be an Electronic Data Processor.

Electronic Data Processing Media means punched cards, magnetic tapes, punched tapes, optical disks, magnetic discs or other bulk media on which Electronic Data and Electronic Computer Instructions are recorded.

Electronic Information means any information that is directly usable by a Computer. This includes Electronic Data and Electronic Computer Instructions stored on punched cards, magnetic tapes, punched tapes, magnetic discs, optical disks or any other media directly accessible and usable by the Insured's Computer System.

Electronic Record means information which is created, generated, sent, communicated, received, or stored by electronic means and is retrievable in perceivable form.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the specified Uncertificated Security be registered.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a paper document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

Written means printed, typewritten or otherwise intentionally reduced to tangible form. It does not include an Electronic Record.

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 3 of 4

II. The following exclusions are added to CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS:

(H )	Under Insuring Agreement (H )(1), (2) and (3)(b), in addition to all of the other exclusions, loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness or balance;

(H )	Under Insuring Agreement (H )(3), in addition to all of the other exclusions, loss:

(a)	resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer, who acts in good faith on instructions or advices received by human voice over a telephone or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer;

(b)	of confidential information owned by the Insured such as trade secrets, formulas, patents, customer lists contained on or in data processing materials, negatives, drawings, manuscripts, prints and other records of a similar nature;

(c)	caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services;

(d)	resulting directly or indirectly from entries or changes made by an Employee of the Insured acting in good faith on instructions transmitted by Tested communication (except a Telefacsimile Device), unless such instructions are purportedly sent by a customer, financial institution or automated clearing house. Tested means a method of authenticating the contents of a communication which has been exchanged between the Insured and a customer, financial institution or automated clearing house;

(H )	Loss resulting directly or indirectly from Computer Theft except when covered under Insuring Agreements (A), (B), paragraph (1)(b) or (H )(3);

(H )	Under Insuring Agreement (H )(2), in addition to all of the other Exclusions, loss resulting directly or indirectly from the Insured's assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement (H )(2) and would be imposed on the Insured regardless of the existence of the contract.

III. Exclusions (i), (n) and (w) in CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS are replaced with the following:

(i)	loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A), or except when covered under Insuring Agreement (H );

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring

Agreements (A) or (H ) (3)(a);

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States, or when covered under Insuring Agreements (A), (H )(2)(a), or (H ) (3)(b);

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative
INSURED

Page 4 of 4	ª 2007 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

   GSV CAPITAL CORP.

ERISA RIDER

For use with SAA Form 14 and SAA Form 25

MEL5567 Ed. 12/07

It is agreed that:

1.	"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any employee welfare or pension benefit plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer, fiduciary or employee of any such plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more employee welfare or pension benefit plans or sustained by any such plan in addition to loss sustained by an Insured other than such plan, it is the obligation of the Insured or the plan administrator(s) of such plans under regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such plan at least equal to that which would be required if such plans were bonded separately.

3.	In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any employee welfare or pension benefit plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such regulations to be carried by said plan sustaining such loss, such excess shall be held for the use and benefit of any other such plan also covered in the event that such other plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more employee welfare or pension benefit plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such plans on a pro rata basis in accordance with the amount for which each such plan is required to carry bonding coverage in accordance with the applicable provisions of said regulations.

5.	The Single Loss Deductible amount applicable to loss sustained by a plan through acts committed by an Employee of the plan shall be waived.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ª 2007 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
13N07440	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
GSV CAPITAL CORP.

TELEFACSIMILE TRANSFER FRAUD ENDORSEMENT

For use with Bond Form 14

MEL6366 Ed. 11-08

It is agreed that:

1.	The following Insuring Agreement is added:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting from the Insured having, in good faith, transferred Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)	Purports and reasonably appears to have originated from
(a)	a Customer of the Insured
(b)	another financial institution, or
(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and,

(2)	Purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer or contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,
(3)	if the transfer was in excess of $600,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

(A)	Customer means an entity or individual which has an agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

(B)	Funds means Money on deposit in an account.

2.	In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

[a]	2008 The Travelers Indemnity Company	Page 1 of 2

3.	Exclusion (w) is replaced with the following:

(w)	loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreements (A) or Telefacsimile Transfer Fraud;

4.	Exclusion (a) is replaced with the following:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), (E) or Telefacsimile Transfer Fraud;

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

Page 2 of 2	ª 2008 The Travelers Indemnity Company

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
GSV CAPITAL CORP.

FACSIMILE SIGNATURE INSURING AGREEMENT

For use with Bond Form 14

MEL6527 Ed. 2-09

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured, the New York Stock Exchange or any other Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)	neither the New York Stock Exchange nor any other Exchange has interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Facsimile Signature Insuring Agreement will not apply to any Certificated Securities which are Counterfeit."

2.	Sub-sections (a) and (e) of Section 2. of the attached bond will not apply to this Facsimile Signature Insuring Agreement .

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2009 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF BOND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
GSV CAPITAL CORP.

UNCERTIFICATED SECURITIES

For use with Bond Form 14

MEL6529 Ed. 2-09

It is agreed that:

1.	Sections (1) (d) and (e) in Insuring Agreement (E) SECURITIES, are replaced with the following:

(d)	Instruction to an issuer of Uncertificated Securities, or
(e)	Statement of Uncertificated Security

2.	Section 1. Definitions, (o) in the CONDITIONS AND LIMITATIONS is replaced with the following:

(o)	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

3.	Section 2. Exclusions, (w) in the CONDITIONS AND LIMITATIONS is deleted.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2009 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/18/12	04/13/12	SPECIFIED IN THE BOND OR POLICY
* ISSUED TO
GSV CAPITAL CORP.

AUDIT EXPENSE COVERAGE ENDORSEMENT

For use with Bond Form 14

MEL6601 Ed. 2-09

It is agreed that:

1.	The following Insuring Agreement is added to the INSURING AGREEMENTS section:

Audit Expenses

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees.

The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount shown in Item 4 of the Declarations for Audit Expenses; it being understood, however, that such expense will be deemed to be a loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this Insuring Agreement will be part of and not in addition to the Single Loss Limit of Liability applicable to Insuring Agreement (A), shown in Item 4 of the Declarations.

2.	Section 2. EXCLUSIONS, (u) of the CONDITIONS AND LIMITATIONS is replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the Audit Expenses Insuring Agreement, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.	The following is to the Optional Insuring Agreements and Coverages section of Item 4 of the Declarations:

	Single Loss Limit of Liability	Single Loss Deductible

Audit Expenses	$25,000	$5,000

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2009 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-13N07440-12-N2	04/20/12	04/13/12	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
GSV CAPITAL CORP.

Amend Named Insured

MEL1531 Ed. 5-04

It is understood and agreed that the Insured as stated in the Declarations of the attached Policy is amended to read as follows:

-	Next Asset Management, LLC

-	GSV Asset Management, LLC (f/k/a NeXt Asset Management, LLC)

-	GSV Capital Service Company, LLC (f/k/a NeXt Innovation Service Company, LLC)

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ª 2009 The Travelers Indemnity Company. All rights reserved.